TRILOMA EIG ENERGY INCOME FUND — TERM I

201 North New York Avenue, Suite 200

Winter Park, FL 32789

VIA EDGAR

September 7, 2017

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:          Triloma EIG Energy Income Fund — Term I

Registration Statement on Form N-2

SEC File Nos. 811-23032

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Triloma EIG Energy Income Fund — Term I (“Registrant”) hereby requests that the effective date of Amendment No. 14 to the Registration Statement on Form N-2 (“Registration Statement”), be accelerated so that the Registration Statement may become effective at 9:00 a.m., Eastern Time, on Friday, September 8, 2017, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

TRILOMA EIG ENERGY INCOME FUND — TERM I

By:	/s/ Deryck Harmer
Name: Deryck Harmer
Title: President/Chief Executive Officer

TRILOMA SECURITIES, LLC

201 North New York Avenue, Suite 200

Winter Park, FL 32789

VIA EDGAR

September 7, 2017

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:          Triloma EIG Energy Income Fund - Term I

Registration Statement on Form N-2

SEC File No. 811-23032

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Triloma Securities, LLC, in its capacity as distributor of Triloma EIG Energy Income Fund - Term I (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Amendment No. 14 to the Registration Statement on Form N-2 (File No. 811-23032) (“Registration Statement”), so that such Registration Statement may be declared effective at 9:00 a.m. on Friday, September 8, 2017, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

TRILOMA SECURITIES, LLC

By:	/s/ Nickolai Dolya
Name:	Nickolai Dolya
Title:	President